Exhibit (d)(3)

September 19, 2016

CONFIDENTIAL

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Ladies and Gentlemen:

Your company (referred to as “you” or “your,” as appropriate) advised us that you are interested in exploring a possible transaction with CoLucid Pharmaceuticals, Inc. (the “Company”) (such possible business relationship between you and the Company, the “Business Relationship”). In that connection, the parties may request certain oral and written (both hard copy and electronic) information concerning the other party from officers, directors, employees or agents of each company. All such information furnished by a party and its Representatives (as defined below) (the “Discloser”) to the other party and its Representatives (the “Recipient”) either before, on or after the date of this agreement, together with analyses, compilations, studies, summaries, extracts or other documents or records prepared by the Recipient or its Representatives which contain or otherwise reflect or are generated from such information, are collectively referred to herein as the “Evaluation Material.”

You hereby agree as follows:

1.	A Recipient shall use the Evaluation Material solely for the purpose of evaluating the Business Relationship and it shall keep the Evaluation Material confidential, except that it may disclose the Evaluation Material or portions thereof to those of its directors, officers, managers, employees, agents, consultants, advisors and representatives of its advisors or agents (collectively, the “Representatives”) who need to know such information for the purpose of evaluating the Business Relationship and who agree to be bound by this agreement as if they were parties hereto. A Recipient shall inform its Representatives of the existence and terms of this agreement and obtain their agreement to be bound hereby. The Recipient shall be responsible for any breach of this agreement by its Representatives. If a Recipient or any of its Representatives is required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material, it shall provide the Discloser with written notice of such requirement as soon as practicable after learning of it, shall furnish only that portion of the Evaluation Material which the Recipient is advised by counsel is legally required and only in the manner legally required, and shall exercise best efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material. In addition, the Recipient acknowledges that the Discloser may also take steps as it deems necessary to obtain such assurance, and the Recipient will cooperate with the Discloser, to the extent the Discloser reasonably requests and at the Discloser’s expense, so that the Discloser may seek a protective order or other appropriate remedy. If such protective order or other remedy is not obtained, then the Recipient will, and will cause its affiliates or Representatives (as applicable) to, furnish only that portion of such Evaluation Material that is required to be furnished.

2.	You represent and warrant to the Company that neither you nor any of your affiliates has entered into, and you agree that you will not and you will cause each of your affiliates not to enter into (without the Company’s prior written consent), any agreement or understanding with any person that (i) such person will not bid on or attempt to negotiate a transaction with the Company; (ii) such person will have a right to participate in a transaction involving you and the Company;

or (iii) would reasonably be expected to limit or otherwise hinder such person from being a financing source for a potential acquirer or participant in a material transaction with the Company other than you.

3.	If a Business Relationship between the parties is not consummated or if the Discloser so requests, the Recipient shall promptly return to the Discloser or destroy all copies of the Evaluation Material furnished to the Recipient by or on behalf of the Discloser in the Recipient’s possession or in the possession of Recipient’s Representatives. All other written Evaluation Material will be destroyed by the Recipient and all oral Evaluation Material will be held subject to the terms of this agreement. The Recipient agrees to confirm in writing, if so requested by the Discloser, its compliance with the provisions of this paragraph once the Recipient has been requested to return and destroy all Evaluation Material. Notwithstanding the foregoing, the Recipient may retain one copy of any such Evaluation Material for the sole purpose of demonstrating compliance with this agreement and may retain electronic copies that are electronically archived, cannot reasonably be deleted and are not readily accessible. Notwithstanding any such return, retention or destruction of such Evaluation Material, the Recipient will continue to be bound by its obligations hereunder.

4.	The term “Evaluation Material” does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure by the Recipient or any of its Representatives in breach or violation of this agreement); (ii) was within the Recipient’s possession prior to its being furnished by or on behalf of the Discloser, provided that the source of such information was not known by the Recipient to be bound by an obligation of confidentiality to the Discloser regarding such information; (iii) becomes available to the Recipient on a non-confidential basis from a source other than the Discloser or any of its affiliates or Representatives, provided that such source of such information was not known by the Recipient to be bound by an obligation of confidentiality to the Discloser regarding such information; or (iv) was independently developed by the Recipient without use of any of the information furnished by or on behalf of the Discloser in connection with this agreement.

5.	Without the prior written consent of the other party, each party shall not, and shall direct its Representatives not to, disclose to any person or entity (except for the discussions allowed under Section 9): (a) that any investigations, discussions or negotiations are taking place concerning a possible Business Relationship; (b) that such party has requested or received any Evaluation Material; or (c) any of the terms, conditions or other facts with respect to the Business Relationship, including the status thereof and the existence of this agreement.

6.	Until the consummation of the Business Relationship by you or a third party, you shall not initiate or maintain contact with any officer, employee, agent, customer, vendor, or other business associate of the Company or its subsidiaries with respect to the Business Relationship, except for the discussions allowed under Section 9 or with the express prior permission of the Chief Executive Officer of the Company. For a period of two years from the date hereof, neither you nor your affiliates shall solicit or, directly or indirectly, hire any employee or consultant of the Company or any of its subsidiaries with whom you have had contact during the period of your investigation of the Company or its subsidiaries, whose identity you learned during such period or who is a management-level employee of the Company; provided that the foregoing will not be deemed to prohibit general solicitations for employment not specifically directed towards employees or consultants of the Company or any of its subsidiaries. The Company shall be free to conduct the process for exploring a potential Business Relationship as it in its sole discretion shall determine and to discontinue or change such process (including any previously announced rules or procedure) at any time without notice to you.

7.	The Recipient understands and acknowledges that none of the Discloser nor any of its affiliates is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and each of the Discloser and its respective officers, directors, employees, stockholders, owners, advisors, consultants, agents or affiliates expressly disclaims any and all liability to the Recipient or any other person that may be based upon or relate to (a) the use of the Evaluation Material by the Recipient or any of the Representatives or (b) any errors therein or omissions therefrom. Only those particular representations and warranties, if any, that are made in a detailed, definitive agreement in customary form with respect to the Business Relationship (the “Definitive Agreement”) when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such Definitive Agreement, will have any legal effect. No contract or agreement relating to the Business Relationship shall be deemed to exist, and neither party nor their respective directors, officers, employees or shareholders shall have any legal obligation of any kind whatsoever with respect to the Business Relationship (including by virtue of this agreement and including any obligation to enter into or continue any discussions or negotiations (in good faith or otherwise) with you or any other party), unless and until a Definitive Agreement has been executed and delivered. Neither party nor any of its affiliates or Representatives is granting to the other party or any of its affiliates or Representatives any license or right to the Evaluation Material, other than as may be set forth in a Definitive Agreement.

8.	You will not, and will cause each of your affiliates and Representatives not to, use any Evaluation Material in connection with purchases or sales of, or trading in, any securities of the Company. You hereby acknowledge that you are aware of your, and that each of your affiliates and Representatives apprised of any of the matters herein have been or will be advised of their, responsibilities under United States federal and state securities laws regarding trading in securities while in possession of material non-public information obtained from or on behalf of the issuer thereof and with respect to providing such information to other persons who purchase or sell securities of such issuer.

9.	(a) For a period of 12 months following the date hereof, you will not, and you will cause each of your affiliates and each of your and your affiliate’s partners and executive officers, not to, directly or indirectly:

(1)    acquire or agree, offer, seek, request permission or propose to acquire or cause to be acquired (by merger, tender offer, purchase, statutory share exchange, joint venture or otherwise), ownership (including beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of any of the Company’s assets (other than acquisitions of inventory in the ordinary course of business consistent with past practices) or businesses or any voting stock that would result in beneficial ownership by you or any of your affiliates or Representatives of voting stock of the Company in excess of 4.99% of the total voting power of the outstanding shares of capital stock of the Company in the aggregate, for which purpose any right or option (including convertible security) to acquire such ownership of voting stock will constitute beneficial ownership of such voting stock, regardless of when it is exercisable;

(2)    otherwise agree, offer, seek, request permission or propose to merge or consolidate with, or enter into any business combination or joint venture with, or effect any recapitalization, restructuring, liquidation, dissolution or other transaction with respect to, the Company or any of the Company’s affiliate;

(3)    seek or propose to influence or control the management or policies of the Company or to obtain representation on the Company’s Board of Directors, or solicit, or participate in the solicitation of, proxies or consents with respect to any securities of the Company in connection with the election of directors or any other matter or disclose to the public by press release or other communication your or their position concerning the election of directors or any other matter to be considered by the shareholders of the Company, or request permission to do any of the foregoing;

(4)    make any other public announcement with respect to any of the foregoing or take any other action that might require that the Company make a public announcement with respect to any of the foregoing;

(5)    enter into any discussions, negotiations, arrangements or understandings with any person (other than the Company) with respect to any of the foregoing; or

(6)    request that the Company, directly or indirectly, waive or amend any term of this Section 9, if such request, or the Company’s actions with respect to such request, would reasonably be expected to require a public announcement regarding this agreement, the subject matter of this agreement or the Business Relationship.

(b)    Notwithstanding anything to the contrary in Section 9(a), the restrictions set forth in Section 9(a) shall terminate and be of no further force and effect if (1) a third party or group publicly announces its intention (A) to commence or commences a tender or exchange offer for at least 50% of the outstanding capital stock of the Company or (B) to otherwise acquire at least 15% of the outstanding capital stock of the Company, (2) a third party publicly announces or commences a proxy contest with respect to the election of any directors of the Company in support of the third party’s proposal or offer relating to the foregoing, or (3) the Company enters into an acquisition or business combination in which (A) the security holders of the Company would not own a majority of the surviving entity or (B) the Company is selling all or substantially all of the Company’s assets. If the Company executes a confidentiality agreement with a third party related to a transaction that may result in the sale/merger of the Company that does not contain a standstill provision the same as or more stringent than is contained in this Section 9 (and the Company shall provide you with prompt notice of the terms of the standstill provision in such confidentiality agreement), this Section 9 shall be deemed to be amended in its entirety to be the same as the standstill provision contained in the confidentiality agreement that the Company entered into with such third party.

(c)    Discussions with CEO and Directors. Notwithstanding anything in this Agreement, including this Section 9, you may, during the Standstill Period, initiate private discussions, confidentially, with the Chief Executive Officer and directors of the Company regarding the Business Relationship; provided that any such discussion shall not be reasonably likely to require public disclosure taking into account the Company’s circumstances at the time to the extent known to you. For avoidance of any doubt, such private discussions may include proposed activities and/or arrangements that would otherwise, but for this Section 9(c), be prohibited under Section 9(a) (including confidential private proposals requesting the Chief Executive Officer or directors of the Company, directly or indirectly, to amend or waive any provision of this Section 9). Notwithstanding anything in this Agreement or in this Section 9(c) to the contrary, if you make an offer to enter into any of the proposed activities and/or arrangements described in Section 9(a), you may only have discussions with directors of the Company (other than the Chief Executive Officer of the Company) regarding the Business Relationship after you have obtained the prior consent of the Chief Executive Officer of the Company.

(d)    Investments in Third Parties. For the avoidance of doubt, the Company acknowledges that you have informed the Company that you have investments in third parties, pensions or employee benefit plan or trusts sponsored by you, but which you do not control and are not your affiliates (collectively, the “Unaffiliated Investors”), that hold investments in the Company. Notwithstanding Section 9, your Unaffiliated Investors shall not be prohibited from such investments so long as such investments are directed by directors, managers, officers, advisors, trustees or administrators of such Unaffiliated Investors who have not been provided with any of the Company’s Confidential Information. Accordingly, you represent and warrant to the Company that any current and future beneficial ownership of voting securities in the Company by such Unaffiliated Investors (and their affiliates other than you and your affiliates and Representatives) shall not be aggregated with the beneficial ownership of voting securities in the Company by you or your affiliates or Representatives for the purpose of applying the provisions of Section 9 of this Agreement or determining beneficial ownership under the Securities Exchange Act of 1934. Further, the parties acknowledge that no action by these Unaffiliated Investors shall be considered a violation of this Section 9 as long as such actions are directed by directors, managers, officers, advisors, trustees or administrators of such Unaffiliated Investors who have not been provided with any of the Company’s Confidential Information.

10.	Upon any breach or attempted breach of the provisions of this agreement money damages may not be a sufficient remedy and either party may be entitled to equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to such party at law or in equity. Each party hereby irrevocably and unconditionally consent to submit to the jurisdiction of the state and federal courts located in the State of Delaware, for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby, and further agree that service of any process, summons, notice or document by U.S. registered mail to the party at the address set forth herein shall be effective service of process for any action, suit or proceeding brought against you in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby in the state and federal courts of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.	No failure or delay by a party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. This agreement can only be modified or waived in writing executed by the Company and you.

12.	This agreement and all of a party’s obligations under this agreement shall terminate two years from the date hereof. Notwithstanding the foregoing, any Evaluation Material obtained by the Recipient during the term of this agreement shall be maintained in strict confidence in at least the same manner and with the same protections as set forth herein and shall not be disclosed, discussed or distributed by the Recipient to any third party in contravention of the terms of this agreement for a period of three years from the date of receipt.

13.	The terms of this agreement will, where possible, be interpreted and enforced so as to sustain their legality and enforceability and enforced to the fullest extent permissible under applicable law. If any term hereof is adjudicated by a court of competent jurisdiction to be invalid or unenforceable, such term will be deemed amended to the extent necessary to render such term valid and enforceable and as close to the parties’ intent as is permissible, such amendment to apply only regarding the operation of such term in the jurisdiction in which such adjudication is made.

14.	This agreement may be executed electronically and in counterparts, each of which will be deemed an original, and all of which will constitute the same agreement.

This agreement is for the benefit of the parties and their respective successors and assigns. In no event shall you assign any of your obligations hereunder without the Company’s prior consent, and any attempted assignment without such consent shall be null and void. This agreement and all controversies arising from or relating to performance under this agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

If you agree with the foregoing, please sign both copies of this agreement and return one to me, which shall thereupon constitute our agreement with respect to the subject matter of this letter.

Very truly yours,

COLUCID PHARMACEUTICALS, INC.

By:	/s/ Thomas P. Mathers
Name:	Thomas P. Mathers
Title:	President and CEO

CONFIRMED AND AGREED AS OF THE DATE WRITTEN ABOVE:

COMPANY: ELI LILLY AND COMPANY

By:	/s/ Michael A. Johnson
Name:	Michael A. Johnson
Title:	VP Transactions